Exhibit 27(d)(v)

Primary Insured Rider Plus

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(A STOCK COMPANY)

Home Office: Purchase, New York

Administrative Office: Clearwater, Florida

PRIMARY INSURED RIDER PLUS

IN THIS RIDER, the Primary Insured is named on Page 3 of the Policy. Transamerica Financial Life Insurance Company will be referred to as We, Our or Us.

Benefit	We will pay the Face Amount of this Rider as shown on Page 4 of the Policy when We receive due proof that the Primary Insured’s death occurred while this Rider was In Force.

Consideration	This Rider is issued in consideration of:

	1.	the application for this Rider; and

	2.	the payment of the Initial Premium.

Incontestability	This Rider shall be incontestable after it has been In Force while the Primary Insured is still alive, for two years after the effective date of this Rider.

Suicide	If the Primary Insured dies by suicide within two years from the Policy Date, the
Suicide Provision of the Policy applies and no additional benefit is applicable to this
Rider. If the Primary Insured dies by suicide beyond two years from the Policy Date but within two years after the effective date of this Rider, Our liability for this Rider shall be limited to the total Monthly Deductions for this Rider.

Conversion Privilege	On any Monthiversary while this Rider is In Force, the Owner may exchange this
Rider, without evidence of insurability, for a new policy on the Primary Insured’s life.
We may allow an increase to the Policy’s Specified Amount if the Base Policy and all
of the Riders In Force allow such an increase. Such new policy will be issued upon written request subject to the following:

	1.	The Rider has not reached the Primary Insured’s 71st birthday;

	2.	The new policy is on any permanent plan of insurance then offered by Us for conversion;

	3.	The amount of insurance or increase upon conversion will equal the Face Amount then In Force under this Rider; and

	4.	The payment of the premium based on the Primary Insured’s Rate Class under this Rider.

A new suicide and contestable period will not start anew upon conversion for the amount of insurance allowed in item 3 above.

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Termination	This Rider will terminate on the earliest of:

	1.	The Anniversary on or following the Primary Insured’s 79th birthday;

	2.	The date this Policy terminates;

	3.	The date of conversion of this Rider;

	4.	The Monthiversary on which this Rider is terminated upon written request by the Owner; or

	5.	the effective date of the Extended Term Insurance Benefit, if elected.

General	This Rider is part of the Policy. It is subject to all the terms of this Rider and the Policy. This Rider has no Cash Value.

The Monthly Deduction for this Rider for each of the first 12 policy months is shown on page 4 of the Policy. Monthly Deductions after the first policy year will be calculated consistent with the Monthly Cost of Insurance and Monthly Cost of
Insurance Rates provisions of the Policy to which this Rider is attached.

Effective Date	This Rider becomes effective on the same date as the Policy unless a later date is shown here.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

Vice President

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